SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                  FORM 11-K

        FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
            AND SIMILAR PLANS PURSUANT TO SECTION 15(d) of
                   THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

X	  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
   EXCHANGE ACT OF 1934

             For the fiscal year ended December 31, 1997

                                    OR
	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from. . .to. . .
                       Commission file number 1-3619

A.  	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                      PFIZER SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

                           PFIZER INC.
                      235 EAST 42nd STREET
                    NEW YORK, NEW YORK  10017

PFIZER SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE
FOR PLAN BENEFITS
December 31, 1997
(thousands of dollars, except unit values)

                                          Non-
                                          Participant
                                          Directed                        Participant Directed
                                          -----------  -----------------------------------------------------
                                          Company
                                          Common                                                        Loan
                             Total        Stock Fund*  Fund A*      Fund B*     Fund C*         Fund D  Fund
                             --------------------------------------------------------------------------------
Investments, at fair
 value:
  Pfizer Inc. common
   stock:
    Company Common
    Stock Fund,
    18,878,871 shares,
    cost $147,881;
    Fund C, 19,681,635
    shares, cost
    $252,905                 $2,875,168   $1,407,656   $       --   $      --   $ 1,467,512   $    --   $     --
Intermediate Treasury
 Bond Fund, The
 Northern Trust Company,
 cost $172,994                  175,191           --      175,191           --           --        --          --
Collective Stock Index
 Fund, The Northern
 Trust Company, cost
 $80,445                        200,583           --           --      200,583           --         --         --
Other investments, at
 cost which approxi-
 mates fair value:
  Loans to participants          45,889           --           --           --           --          --     45,889
  Cash and short-term
   securities                    42,086          115        1,899          132           67      39,873         --
                            -------------------------------------------------------------------------------------
Total investments             3,338,917    1,407,771      177,090      200,715    1,467,579      39,873     45,889

Due to/(from) other funds            --           --            5         (984)       1,797        (818)        --
Interest receivable               3,141            2        2,953           --            2         184         --
Contributions
 receivable from
 employers, including
 amounts collected
 from employees                  12,282        3,593          844        1,330        6,430          85         --
                             -------------------------------------------------------------------------------------

Net assets available
 for plan benefits--
 Notes 7 and 8               $3,354,340   $1,411,366     $180,892     $201,061   $1,475,808     $39,324    $45,889
                             =====================================================================================

Number of units
 outstanding at end
 of year                                  30,417,979   14,022,561    9,128,896   31,943,800   3,228,137
Unit Value--Note 1                            $46.15       $12.77       $21.97       $46.01      $11.89

<F1>* Total investments represent 5% or more of the Plan's net assets available for plan benefits.

	See Notes to Financial Statements which are an integral part of these financial statements.



PFIZER SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE
FOR PLAN BENEFITS
December 31, 1996
(thousands of dollars, except unit values)

                                          Non-
                                          Participant
                                          Directed                        Participant Directed
                                          -----------  -----------------------------------------------------
                                          Company
                                          Common                                                        Loan
                             Total        Stock Fund*  Fund A*      Fund B*     Fund C*         Fund D  Fund
                             -------------------------------------------------------------------------------
Investments, at fair
 value:
  Pfizer Inc. common
   stock:
    Company Common
    Stock Fund,
    19,691,768 shares,
    cost $138,298;
    Fund C, 19,619,350
    shares,  cost
    $206,233--Note 2         $1,631,412     $817,208   $       --   $      --      $814,204   $     --   $     --
Intermediate Treasury
 Bond Fund, The
 Northern Trust Company,
 cost $170,673                  170,580           --     170,580           --           --          --         --
Collective Stock Index
 Fund, The Northern
 Trust Company, cost
 $72,820                        147,468           --          --      147,468           --          --         --
Other investments, at
 cost which approxi-
 mates fair value:
  Loans to participants          39,385           --          --           --           --          --     39,385
  Cash and short-term
   securities                    28,602           92         592           26           45      27,847         --
                            -------------------------------------------------------------------------------------
Total investments             2,017,447      817,300     171,172      147,494      814,249      27,847     39,385

Due to/(from) other funds            --           --         504       (1,054)         533          17         --
Interest receivable               3,406            2       3,281           --            1         122         --
Contributions
 receivable from
 employers, including
 amounts collected
 from employees                   9,154        2,698         858         1,075        4,459         64        --
                             -------------------------------------------------------------------------------------

Net assets available
 for plan benefits--
 Note 7                      $2,030,007     $820,000    $175,815      $147,515     $819,242    $28,050    $39,385
                             =====================================================================================

Number of units
 outstanding at end
 of year                                  32,067,445  14,665,944     8,883,551   32,219,343  2,478,547
Unit Value--Note 1                            $25.38      $11.86        $16.49       $25.32    $11.27

<F1>* Total investments represent 5% or more of the Plan's net assets available for plan benefits.

	See Notes to Financial Statements which are an integral part of these financial statements.


PFIZER SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR PLAN BENEFITS
Year Ended December 31, 1997
(thousands of dollars)

                                          Non-
                                          Participant
                                          Directed                        Participant Directed
                                          -----------   --------------------------------------------------------
                                          Company
                                          Common                                                         Loan
                            Total         Stock Fund    Fund A      Fund B      Fund C        Fund D     Fund
                            ------------------------------------------------------------------------------------
Net investment income
 Cash dividends:
  Pfizer Inc. common
   stock                    $   26,444    $   13,060    $     --    $     --    $   13,384    $    --    $     --
  Other marketable
   securities                    2,906            --          --        2,906           --         --          --
Interest                        17,403            38      11,698            7           22      1,809       3,829
                            --------------------------------------------------------------------------------------
                                46,753        13,098      11,698        2,913       13,406      1,809       3,829

Investment management
 fees--Note 4                      (95)           --         (49)         (46)          --         --          --
                            --------------------------------------------------------------------------------------
                                46,658        13,098      11,649        2,867       13,406       1,809      3,829
                            --------------------------------------------------------------------------------------
Realized gains (losses)
 on investments, net--
 Note 5
  Pfizer Inc. common
   stock                       98,602         51,016          --           --       47,586          --         --
  Other securities               (286)            --      (1,297)       1,011           --          --         --
                            ---------------------------------------------------------------------------------------
                               98,316         51,016      (1,297)       1,011       47,586          --         --
                            ---------------------------------------------------------------------------------------
Unrealized appreciation
 of investments, net--
 Note 6                     1,235,281        580,865       2,290       45,490      606,636          --         --
                            ----------------------------------------------------------------------------------------
                            1,380,255        644,979      12,642       49,368      667,628       1,809      3,829
                            ----------------------------------------------------------------------------------------
Contributions
 Employees                    109,053            --       11,125       19,525       75,158       3,245         --
 Employers                     41,066        41,066           --           --           --          --         --
Withdrawals--Note 7          (206,041)      (94,849)     (20,380)     (11,278)     (69,523)    (10,011)        --
Loan transaction
 transfers, net                    --           170         (314)        (437)      (2,010)        (84)     2,675
Transfers at fair
 value, net                        --            --        2,004       (3,632)     (14,687)     16,315         --
                             ---------------------------------------------------------------------------------------
                              (55,922)      (53,613)      (7,565)       4,178      (11,062)      9,465      2,675
                             ---------------------------------------------------------------------------------------
Net increase                1,324,333       591,366        5,077       53,546      656,566      11,274      6,504
Net assets available
for plan benefits--
 Note 7:
 Beginning of year          2,030,007       820,000      175,815      147,515      819,242      28,050     39,385
                           ---------------------------------------------------------------------------------------
 End of year               $3,354,340    $1,411,366     $180,892     $201,061   $1,475,808     $39,324    $45,889
                           =======================================================================================

<F1>
See Notes to Financial Statements which are an integral part of these financial statements.





PFIZER SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
FOR PLAN BENEFITS
Year Ended December 31, 1996
(thousands of dollars)

                                        Non-
                                        Participant
                                        Directed                        Participant Directed
                                        ----------- -------------------------------------------------------
                                        Company
                                        Common                                                     Loan
                          Total         Stock Fund  Fund A      Fund B      Fund C      Fund D     Fund
                          ---------------------------------------------------------------------------------
Net investment income
 Cash dividends:
  Pfizer Inc. common
   stock                  $   24,240    $ 12,184    $     --    $     --    $ 12,056    $    --    $   --
  Other marketable
   securities                  2,758          --          --       2,758          --         --        --
Interest                      16,518          49      12,352          11          28      1,002     3,076
                           ---------------------------------------------------------------------------------
                              43,516      12,233      12,352       2,769      12,084      1,002     3,076

Investment management
 fees--Note 4                   (103)         --         (58)        (45)         --         --        --
                           ---------------------------------------------------------------------------------
                              43,413      12,233      12,294       2,724      12,084      1,002     3,076
                           ---------------------------------------------------------------------------------
Realized gains (losses)
 on investments, net--
 Note 5
  Pfizer Inc. common
   stock                      92,482      48,444          --          --      44,038         --        --
  Other securities              (932)         --      (1,174)        242          --         --        --
                          ----------------------------------------------------------------------------------
                              91,550      48,444      (1,174)        242      44,038         --        --
                          ----------------------------------------------------------------------------------

Unrealized appreciation
 (depreciation) of
 investments, net--Note 6    329,504     152,637      (2,872)     24,037     155,702         --         --
                          -----------------------------------------------------------------------------------
                             464,467     213,314       8,248      27,003     211,824      1,002       3,076
                          -----------------------------------------------------------------------------------
Contributions
 Employees                    77,921          --      11,612      14,987      50,537        785          --
 Employers                    34,486      34,486          --          --          --         --          --
Withdrawals--Note 7         (188,128)    (85,169)    (26,090)     (9,912)    (63,769)    (3,188)         --
Loan transaction
 transfers, net                   --      (3,714)      1,841       1,810      (5,221)        682      4,602
Transfers at fair
 value, net                       --          --      (5,293)      2,160      (9,393)     12,526        --
                           ----------------------------------------------------------------------------------
                             (75,721)    (54,397)    (17,930)      9,045     (27,846)     10,805      4,602
                           ----------------------------------------------------------------------------------
Net increase (decrease)      388,746     158,917      (9,682)     36,048     183,978      11,807      7,678
Net assets available
for plan benefits--
 Note 7:
 Beginning of year          1,641,261    661,083      185,497     111,467     635,264     16,243     31,707
                           -------------------------------------------------------------------------------------
 End of year               $2,030,007   $820,000     $175,815    $147,515    $819,242    $28,050    $39,385
                           =====================================================================================

<F1>	See Notes to Financial Statements which are an integral part of these financial statements.







PFIZER SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 1997 and 1996

NOTE 1 -- SUMMARY PLAN DESCRIPTION

	GENERAL -- The Pfizer Savings and Investment Plan (the "Plan") is a defined contribution plan which was originally adopted by Pfizer Inc. (the "Company") in 1965 as the Pfizer Savings Plan and has been amended from time to time since that date. Participation in the Plan is open to all eligible employees of the Company and any corporation which, with the consent of the Company, adopts the Plan ("Associate Companies"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

	Contributions, in excess of withdrawals and transfers, directed to Fund A of the Plan are invested in an intermediate U.S. Treasury bond fund. In addition, as the investment contracts with insurance companies in Fund A matured, the contracts' proceeds were invested in an intermediate U.S. Treasury bond fund. As of June 3, 1996, all investment contracts with insurance companies had matured and the proceeds were invested in the intermediate U.S. Treasury bond fund.

	The Plan accepts rollover contributions by participants in certain instances (as defined in the Plan) and values a deceased participant's account as of the valuation date subsequent to the receipt of the distribution election. Effective January 1, 1997, participants are permitted to roll over into the Plan eligible distributions from other qualified employer sponsored savings plans and conduit IRAs.

	The following is a general description of certain provisions of the Plan. Refer to the Plan agreement for a complete description:

	CONTRIBUTIONS -- Each participant may make contributions on an after-tax basis and/or on a before-tax basis (that is, choose to reduce his or her compensation and have the Company contribute on his or her behalf). Contributions are subject to certain restrictions under the Internal Revenue Code of 1986, as amended. Contributions of up to 2% of compensation are matched 100% by the Company and the next 4% is matched 50%. Employee contributions in excess of 6% are not matched.

	Effective February 1, 1997, the definition of earnings eligible for contributions was expanded to include overtime pay, premium pay and shift differentials.

	INVESTMENT OPTIONS -- Each participant in the Plan elects to have his or her contribution invested in any one or any combination of four investment funds. These funds are comprised of the following:

	Fund A -- 	Intermediate U.S. Treasury bonds and, prior to June 3,
1996, investment contracts with insurance companies.

	Fund B -- 	An index fund of corporate common stocks.

	Fund C -- 	Common stock of the Company.

	Fund D -- 	U.S. Treasury and government agency money market
investments with maturities of less than one year.

	At December 31, 1997 and 1996, respectively, there were 15,915 and 13,476 employees participating in the Plan, some of whom had investments in more than one employee investment fund. On the basis of allocations by the employees of their contributions at December 31, 1997 and 1996, respectively, Fund A had 3,965 and 4,441 participating employees;
Fund B, 5,824 and 5,044, Fund C, 14,184 and 11,535 and Fund D, 610 and
428.

	Effective January 1, 1998, three new investment funds were added to the Plan as follows:

	Fund E --	Common stocks of companies with market capitalization
averaging approximately $500 million.

	Fund F --	Common stocks of large, well-established companies
whose price-to-book ratios are, as a whole, typically below the average for the S&P 500 index and whose dividends are typically higher than the average for the S&P 500 index.

	Fund G --	Common stocks of large, well-established companies
whose price-to-book ratios are, as a whole, typically above the average for the S&P 500 index and whose dividends are typically lower than average for the S&P
500 index.

	All Company matching contributions are invested by the trustee in a fund designated the "Company Common Stock Fund," which consists primarily of common stock of the Company. These contributions are non-participant directed.

	The Plan's trust agreement provides that any portion of any of the investment funds may, pending its permanent investment or distribution, be invested in short-term investments.

	The net assets used to calculate the unit values disclosed on the Statement of Net Assets Available for Plan Benefits as of December 31, 1997 and 1996, have been reduced by benefits payable as of that date. (See Note 7.)

	ELIGIBILITY AND VESTING -- Effective January 1, 1997, substantially all the domestic employees of the Company, except those covered by a collective bargaining agreement, are eligible to enroll in the Plan on their date of hire. Prior to January 1, 1997, such employees were eligible to enroll in the Plan on the January 1 following their date of employment, or at the beginning of any month thereafter. A participant is immediately vested in the full value of his or her account (i.e., participants' and employer's contributions).

	PAYMENT OF BENEFITS -- Upon separation from service, retirement or disability, a participant may elect to receive a lump sum distribution currently or at any time up to the later of 13 months from separation or age 65, subject to the provisions of the Plan. In the event of a participant's death, a spouse beneficiary may elect payment currently or defer payments until the later of when the participant would have reached age 65 or 13 months from date of death. A nonspouse beneficiary may defer payment up until 13 months from the date of death.

	WITHDRAWALS -- A participant in the Plan may withdraw all or part of his or her account balance subject to the provisions of the Plan.

	LOANS --Plan participants are permitted to borrow against their vested balance. The minimum amount a participant may borrow is $1,000 and the maximum amount is the lesser of 50% of the vested account balance reduced by any current outstanding loan balance or $50,000 reduced by the highest outstanding loan balance in the preceding
12 months.

	Under the terms of the Plan, loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid over 10 or 15 years at the participant's option. The interest rate on all loans is based on the prime rate plus 1%. Interest paid by the participant is credited to the participant's account.

	TERMINATION -- The Company expects to continue the Plan indefinitely, but necessarily reserves the right to amend, suspend or discontinue it in whole or in part at any time by action of the Company's Board of Directors. In the event of termination of the Plan, each participant shall receive the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the assets in the investment funds established pursuant to the Plan will at any time revert to the Company.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

	BASIS OF ACCOUNTING -- The financial statements of the Plan are prepared on the accrual basis of accounting. For treatment of benefits payable, refer to Note 7. Certain reclassifications have been made to the 1996 financial statements to conform to the 1997 presentation.

	USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

	INVESTMENT VALUATION -- Pfizer Inc. common stock is valued at the closing market price on the last business day of the year. The investments in the index fund of corporate common stocks and intermediate U.S. Treasury bond fund are recorded at fair value based on the closing market prices of the underlying investments of the respective fund as of the last business day of the year. Loans to participants and cash and short-term securities are recorded at cost which approximates fair value.

	SECURITY TRANSACTIONS -- Purchases and sales of securities are reflected on a trade-date basis. Realized gains and losses on sales of investments represent the difference between the net proceeds and the cost of the investments (average cost if less than the entire investment is sold).

	UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS --
Unrealized appreciation (depreciation) of investments for the year represents the difference between the cost of the investments and their fair value at the end of the year. Additionally, it reflects the reversal of the unrealized appreciation (depreciation) as of the end of the prior year.

	NET INVESTMENT INCOME -- Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

	PFIZER INC. COMMON STOCK -- In June 1997, the Company effected a two-for-one stock split in the form of a 100 percent stock dividend.
The number of shares of Pfizer Inc. common stock held by the Plan as of December 31, 1996 (Company Common Stock Fund and Fund C) has been restated to reflect the two-for-one stock split.

NOTE 3 -- INCOME TAXES

	The Internal Revenue Service has determined and informed the Company that the Plan and related trust as of May 26, 1994 were designed in accordance with the applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan administrator and the Plan's legal and tax counsel believe that the Plan is designed and is currently being operated in compliance with all the applicable requirements. Therefore, no provision has been made for Federal income taxes.

	Contributions made to the Plan by the Company, including before-tax contributions made on the employees' behalf by the Company and the appreciation on all funds in the employees' account, are not taxable to the employees under Federal income tax law while these amounts remain in the Plan.

NOTE 4 -- ADMINISTRATIVE COSTS

	Except for certain member transfer costs and the investment management fees (Fund A and Fund B), all costs and expenses of administering the Plan are assumed by the Company.

NOTE 5 -- REALIZED GAINS (LOSSES) ON INVESTMENTS

	The aggregate net proceeds and carrying value used in the calculation of the realized gains (losses) on investments are as follows:

                              Net Proceeds
                                  and                   Realized Gains
                              Withdrawals      Cost        (Losses)
                              ------------   --------   --------------
                                      (thousands of dollars)
  Pfizer Inc. Common Stock
      1997                    $119,098       $20,496      $98,602
      1996                     119,840        27,358       92,482

  Other Securities
      1997                      92,397        92,683          (286)
      1996                      95,543        96,475          (932)

	Realized gains from the disposal of Pfizer Inc. common stock include $48,932,000 in 1997 and $62,371,000 in 1996 related to shares distributed in kind to participants who withdrew from the Plan on retirement or termination.

	The 1997 Net Proceeds and Withdrawals amounts include $20,540,000 relating to the transfer of Plan assets of the former employees of the Company's divested Coty, Inc. business to the Benckiser Incentive
Savings Plan. In addition, the 1996 Net Proceeds and Withdrawals amounts include $25,904,000 relating to the transfer of Plan assets of the former employees of the Pfizer Food Science Group to the Cultor Food Science Retirement and Savings Plan.

NOTE 6 -- UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS

	The change in the amount of unrealized appreciation (depreciation) was as follows:

                              Aggregate Unrealized
                            ------------------------
                            December 31, December 31,   Change
                                1997        1996      During 1997
                             ---------    ---------   ----------
                                    (thousands of dollars)
Company Common Stock Fund   $1,259,775   $  678,910   $  580,865
Fund A                           2,197          (93)       2,290
Fund B                         120,138       74,648       45,490
Fund C                       1,214,607      607,971      606,636
                             ---------   ----------   ----------
                            $2,596,717   $1,361,436   $1,235,281
                            ==========   ==========   ==========

                             Aggregate Unrealized
                            ------------------------
                            December 31, December 31,   Change
                                1996        1995      During 1996
                             ---------    ---------   ----------
                                    (thousands of dollars)
Company Common Stock Fund   $  678,910   $  526,273   $  152,637
Fund A                             (93)       2,779       (2,872)
Fund B                          74,648       50,611       24,037
Fund C                         607,971      452,269      155,702
                             ---------   ----------    ---------
                            $1,361,436   $1,031,932   $  329,504
                            ==========   ==========   ==========

NOTE 7 -- WITHDRAWALS AND RECONCILIATION WITH FORM 5500

	For financial statement purposes, participant withdrawals and distributions are recorded when paid rather than when processed and approved for payment. Therefore, the net assets available for Plan benefits as of December 31, 1997 and 1996 do not reflect a reduction for the following benefits payable to participants who had requested withdrawals as of December 31, but which were not distributed until the subsequent year:

                                   1997        1996
                                   -------     --------
                                  (thousands of dollars)
     Company Common Stock Fund     $ 7,451      $6,364
     Fund A                          1,820       1,933
     Fund B                            485       1,063
     Fund C                          6,180       3,580
     Fund D                            957         120
                                   -------     --------
                                   $16,893     $13,060
                                   =======     =======

	For the purposes of Form 5500, such withdrawals and distributions are recorded when processed and approved for payment. Therefore, benefits payable to participants who have requested withdrawals have been reported as benefit expense on Form 5500 for those years.

NOTE 8 - SUBSEQUENT EVENT

	In January 1998, the Company sold its Valleylab business to U.S. Surgical Corporation. In connection with the sale, $71,273,179 of net assets in the Plan belonging to Valleylab employees was transferred to U.S. Surgical Corporation's savings plan on May 1, 1998.



SCHEDULE 1
PFIZER SAVINGS AND INVESTMENT PLAN
ITEM 27a -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1997
(thousands of dollars)

                                                     Number of
                               Interest   Maturity   Shares or
                                 Rate       Rate       Units      Cost      Fair Value
                               --------   --------   ---------    --------  ----------
COMPANY COMMON STUCK FUND:
--------------------------
Pfizer Inc. Common Stock          --         --      18,878,871  $147,881   $1,407,656

The Northern Trust Company,
 Short-Term Investment Fund    Various    Various       115,338       115          115
                                                                 --------   ----------
  Total of Company Stock
    Fund                                                         $147,996   $1,407,771
                                                                 ========   ==========
FUND A:
-------
The Northern Trust Company,
 Intermediate Treasury
 Bond Fund                     Various    Various   169,300,000  $172,994   $  175,191

The Northern Trust Company,
 Short-Term Investment Fund    Various    Various     1,898,674     1,899        1,899
                                                                 --------    ---------
  Total of Fund A                                                $174,893   $  177,090
                                                                 ========   ==========
FUND B:
-------
The Northern Trust Company,
 Collective Stock Index Fund     --          --       2,499,339  $ 80,445   $  200,583

The Northern Trust Company,
 Short-Term Investment Fund    Various     Various      132,321       132          132
                                                                 --------   ----------
  Total of Fund B                                                $ 80,577   $  200,715
                                                                 ========   ==========
FUND C:
-------
Pfizer Inc. Common Stock         --          --      19,681,635  $252,905   $1,467,512

The Northern Trust Company,
 Short-Term Investment Fund     Various    Various       66,829        67           67
                                                                 --------   ----------
  Total of Fund C                                                $252,972   $1,467,579
                                                                 ========   ==========
FUND D:
-------
The Northern Trust Company,
 Government Short-Term
 Investment Fund                Various    Various   39,872,690  $ 39,873   $   39,873
                                                                 ========   ==========
LOAN FUND:
----------
Loans to participants           Various    Various           --  $ 45,889   $   45,889
                                                                 ========   ==========

SCHEDULE 2
PFIZER SAVINGS AND INVESTMENT PLAN
ITEM 27d -- SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 1997

(thousands of dollars)


FUND C AND COMPANY
COMMON STOCK FUND:

Securities Purchased         Number of    Number of
--------------------        Transactions   Shares<F1>      Cost
                           ------------   ----------   -------
Pfizer Inc. common stock         39       1,435,829    $76,751

<F1>In June 1997, Pfizer Inc. effected a two-for-one stock split in the form of a 100% stock dividend. The number of shares of Pfizer Inc. common stock purchased and disposed of by the Plan prior to the date of the stock split has been restated to reflect the split.


Securities Disposed*                                              Fair Value
-------------------         Number of     Number of               of Disposed   Realized
                           Transactions   Shares<F1>     Cost         Shares       Gains
                           ------------   ----------   --------   -----------   --------
Pfizer Inc. common stock        428       2,186,439    $20,496     $119,098     $98,602

<F1>In June 1997, Pfizer Inc. effected a two-for-one stock split in the form of a 100% stock dividend. The number of shares of Pfizer Inc. common stock purchased and disposed of by the Plan prior to the date of the stock split has been restated to reflect the split.

*Dispositions represent sales of stock and shares distributed in kind to members who withdrew from the Plan on retirement or termination.

INDEPENDENT AUDITORS' REPORT

To the Savings and Investment Plan Committee
 Pfizer Savings and Investment Plan:

	We have audited the accompanying statements of net assets available for plan benefits of the Pfizer Savings and Investment Plan (the Plan) as of December 31, 1997 and 1996 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

	We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

	In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996 and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

	Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes and (2) reportable transactions, as of and for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security
Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                       /s/ KPMG Peat Marwick LLP
                                       KPMG PEAT MARWICK LLP

New York, New York
April 17,  1998


SIGNATURES



 THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings and Investment Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                             PFIZER SAVINGS AND INVESTMENT PLAN

                                    By:  /s/ David L. Shedlarz



                                    David L. Shedlarz
                                       Senior Vice President and
                                       Chief Financial Officer
                                       Chair, Savings and Investment
                                       Plan Committee

Date: June 26, 1998


                                                             EXHIBIT 23

CONSENT OF INDEPENDENT AUDITORS



To the Savings and Investment Plan Committee
 Pfizer Savings and Investment Plan:

	We consent to the use of our report dated April 17, 1998 included herein and incorporated herein by reference in the Registration
Statement on Form S-8 dated January 24, 1991 (File No. 33-38708) which report relates to the statements of net assets available for plan benefits of the Pfizer Savings and Investment Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended, and appears in the December 31, 1997 annual report on Form 11-K of the Pfizer Savings and Investment Plan.

                                      /s/ KPMG Peat Marwick LLP

                                      KPMG PEAT MARWICK LLP

New York, New York
June 26, 1998





2

23
PFIZER SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS  (Continued)
December 31, 1997  and 1996


9


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